SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13D
                             AMENDMENT NO. 5
                Under the Securities Exchange Act of 1934

                         The Warnaco Group, Inc.
                             (Name of Issuer)

                  Common Stock, $.01 par value per share
                      (Title of Class of Securities)

                               934390 10 5
                              (CUSIP Number)

                             Linda J. Wachner
                         The Warnaco Group, Inc.
                              90 Park Avenue
                            New York, NY 10016
                        Telephone: (212) 661-1300
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                            February 19, 1998
         (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

      *The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



 CUSIP No.  934390 10   13D


  1    NAMES OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Linda J. Wachner

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.
      (a)  ( )    (b)  ( )

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
            PF, SC, BK

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         ( )

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

                        7   SOLE VOTING POWER
                                 9,628,870
       NUMBER OF
        SHARES          8   SHARED VOTING POWER
     BENEFICIALLY                None
       OWNED BY
        EACH            9   SOLE DISPOSITIVE POWER
      REPORTING                  9,622,489
        PERSON
         WITH           10  SHARED DISPOSITIVE POWER
                                 None

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           9,643,439

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
      CERTAIN SHARES    ( )

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           14.14%

  14  TYPE OF REPORTING PERSON*
           IN



      Linda J. Wachner hereby amends and supplements her Statement on
 Schedule 13D, initially filed on February 22, 1993, as amended on November 30, 1993, March 7, 1995, January 31, 1996 and February 27, 1997 (the "Schedule 13D"), with respect to the common stock, par value $.01 per share (the "Shares"), of The Warnaco Group, Inc., a Delaware corporation (the "Company" or "Warnaco"). The Company declared a stock split in the form of a stock dividend of two Shares of common stock for every one Share of common stock, which was distributed on October 3, 1994. All Share numbers contained in this Schedule 13D have been restated to reflect the stock split. The principal executive offices of the Company are located at 90 Park Avenue, New York, NY 10016.

      Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the
 Schedule 13D.

 Item 3.   Source and Amount of Funds or Other Consideration.

      Of the 9,643,439 Shares beneficially owned by Mrs. Wachner:

      (i) 2,561,000 Shares were acquired by Mrs. Wachner pursuant to the Warnaco Amended and Restated 1988 Employee Stock Purchase Plan in exchange for $430 in cash and a non-recourse non-interest bearing promissory note payable to the Company, the current principal amount which is $5,971,430. Mrs. Wachner has pledged such Shares to Warnaco pursuant to a pledge agreement to secure the payment of such promissory note. The promissory note and pledge agreement were filed as Exhibits A and B to Amendment No.1 to Schedule 13D filed November 30, 1993.

      (ii) 6,200,000 Shares are purchasable upon the exercise of Warnaco employee stock options held by Mrs. Wachner.

      (iii) 155,900 Shares were granted to Mrs. Wachner as a restricted stock award on May 6, 1996 and are subject to restrictions on transfer that lapse with respect to 25% of such Shares on each anniversary of the date of grant.

      (iv) 246,482 Shares were granted to Mrs. Wachner as a restricted stock award on August 9, 1995 (275,000 Shares less 28,518 Shares withheld for tax payments) and are subject to restrictions on transfer that lapse with respect to 25% of such Shares on each anniversary of the date of grant.

      (v) 111,620 Shares were granted to Mrs. Wachner as a restricted stock award on May 9, 1997 and are subject to restrictions on transfer that lapse with respect to 25% of such Shares on each anniversary of the date of grant.

      (vi) 353,868 Shares were acquired by Mrs. Wachner using a combination of personal funds and funds borrowed from Citibank, N.A. and Bank of California. All such borrowings have been repaid.

      (vii) 14,569 Shares were acquired by Mrs. Wachner pursuant to the Company's 401(k) plan.

 Item 5.  Interest in Securities of the Issuer.

      (a) Mrs. Wachner beneficially owns an aggregate of 9,643,439 Shares which would have represented 14.14% of all Shares which would have been issued and outstanding as of January 31, 1998, assuming the exercise of all Company employee stock options held by Mrs. Wachner. The 9,643,439 Shares beneficially owned by Mrs. Wachner include (i) 6,200,000 Shares purchasable upon the exercise of Company employee stock options held by Mrs. Wachner, (ii) 20,868 Shares held by the Linda J. Wachner Charitable Trust of which Mrs. Wachner is the Trustee and (iii) 14,569 Shares held by Mrs. Wachner in the Company's 401(k) plan.

      Except as set forth in this Item 5(a), Mrs. Wachner does not beneficially own any Shares. Mrs. Wachner disclaims that she is a member of a group with any other holder or holders of Shares.

      (b) Mrs. Wachner has the sole power to vote and dispose of all Shares beneficially owned except for:

      (i) the 20,868 Shares held by the Linda J. Wachner Charitable Trust. As Trustee of the Linda J. Wachner Charitable Trust, Mrs. Wachner has the sole power to vote the 20,868 Shares held by the Linda
 J. Wachner Charitable Trust and Kenneth I. Starr, the Special Trustee for the Linda J. Wachner Charitable Trust, has the sole power to dispose of such 20,868 Shares.

      (ii) the 14,569 Shares acquired by Mrs. Wachner pursuant to the Company's 401(k) plan. Merrill Lynch Trust Company, as trustee for the Company's 401(k) plan, has sole power to vote the 14,569 Shares held in the Company's 401(k) plan. Mrs. Wachner has sole power to dispose of 14,487 of such 14,569 Shares, the remaining 82 Shares are restricted pursuant to the Company's 401(k) plan and can be disposed of pursuant to certain contingencies contained therein.

      (c) Effective February 19, 1998, Mrs. Wachner was issued 1,300,000 Warnaco stock options. Such options have an exercise price of $35.50 per Share and are 100% vested. Additionally, the Linda J. Wachner Charitable Trust made the following gifts during the past sixty days: (i) on December 23, 1997 - 16,300 Shares; (ii) on December 23, 1997 - 1,630 Shares; (iii) on December 23, 1997 - 652 Shares; and
 (iv) on January 28, 1998 - 4,550 Shares.

      (d) Mrs. Wachner has the sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, all Shares that she beneficially owns other than the 20,868 Shares held by the Linda J. Wachner Charitable Trust.

      (e) Inapplicable.


                               SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  February 25, 1998

                               By: /s/ LINDA J. WACHNER
                                   ___________________________
                                   Linda J. Wachner